Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-6

Filing Person:  CNL Retirement Properties, Inc.

Subject Company:  CNL Retirement Properties, Inc.

File Number:  333-135569

The following is a slide presentation regarding CNL Retirement Properties, Inc. that was given to various registered representatives at the CNL Education Forum on August 24, 2006 by CNL Securities Corp., an affiliate of CNL Retirement Properties, Inc.’s advisor, CNL Retirement Corp.:

Slide 1:

CNL Retirement Properties, Inc.

Slide 2:

CNL Retirement Properties, Inc.

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Unlisted public equity REIT

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Property Focus:

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Private pay independent and assisted living facilities

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Medical facilities

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Properties: 273 (excluding properties held for sale), consisting in 184 seniors' housing facilities and 89 medical facilities

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Geographic diversification: 33 states

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Assets: over $4.0 billion

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Third largest publicly registered health care REIT
in the United States based on total assets

Note: Data as of June 30, 2006.

Slide 3:

CNL Retirement Properties, Inc.

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In May 2006, CNL Retirement Properties, Inc. and its advisor, CNL Retirement Corp., each entered into separate agreements to be acquired by Health Care Property Investors, Inc. (NYSE: HCP)

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Largest transaction in health care REIT history

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Expected to close early fourth quarter 2006

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Subject to approval by CNL Retirement Properties, Inc.’s shareholders

Slide 4:

CNL Retirement Properties, Inc.

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If the merger between HCP and CNL Retirement Properties is consummated, then HCP will be the largest health care REIT in the United States

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Specializing in seniors’ housing, medical office buildings and health care facilities

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800 properties in 44 states

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Transaction Overview

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$13.50 per share of CNL Retirement Properties common stock

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82 percent cash and 18 percent HCP stock

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CNL Retirement’s office is expected to become HCP’s east coast office

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HCP is based in Long Beach, California

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements contained in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, which include statements regarding the consummation of the merger and the expected timing of such consummation and the expected aggregate value of the combined company, are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These include risks and uncertainties with respect to the ability of HCP to obtain financing necessary to consummate the acquisition or on acceptable terms; CRP's and HCP's ability to acquire, sell or lease facilities and the timing of acquisitions, sales and leasings; changes in healthcare laws and regulations and other changes in the healthcare industry which affect the operations of CRP's or HCP's lessees or mortgagors; changes in management; costs of compliance with building regulations; changes in tax laws and regulations; changes in the financial position of CRP's or HCP's lessees and mortgagors; changes in rules governing financial reporting, including new accounting pronouncements; and changes in economic conditions, including changes in interest rates and the availability and cost of capital, which affect opportunities for profitable investments. Some of these risks, and other risks, are described in the proxy statement/prospectus (see “Risk Factors” beginning on page 19) and from time to time in CRP's and HCP's Securities and Exchange Commission (SEC) filings.  CRP and HCP undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.  All forward-looking statements are qualified in their entirety by this cautionary statement.

This communication is being made in respect of the proposed merger transaction involving HCP and CRP. In connection with the proposed merger, HCP filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus for stockholders of CRP and other documents regarding the proposed transaction. CRP'S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. The final proxy statement/prospectus was mailed to CRP's stockholders on or about August 7, 2006. You will also be able to obtain the proxy statement/prospectus and other documents free of charge at HCP's website at www.hcpi.com or by contacting CNL Client Services at 1-866-650-0650.

HCP, CRP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. Information regarding HCP's directors and executive officers is available in HCP's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 10, 2006, and information regarding CRP's directors and executive officers is available in CRP's annual report on Form 10-K/A, which was filed with the SEC on April 28, 2006. Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus (see “Interests of CRP’s Directors and Officers in the Merger” beginning on page 67) and the other relevant documents filed with the SEC.